NORTH AMERICAN NICKEL INC.

Condensed Interim Financial Statements

Six Months Ended June 30, 2015

(Expressed in Canadian Dollars)

Notice to Reader of the Unaudited Interim Financial Statements
for the six months ended June 30, 2015

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements.

The unaudited interim financial statements of North American Nickel Inc. (the “Company”) for the six month period ended June 30, 2015 (“Financial Statements’) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2014, which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Financial Position
(Expressed in Canadian Dollars - unaudited)
		June 30,	December 31,
	Notes	2015	2014
ASSETS
Current assets
Cash		$1,237,343	$326,117
Short-term investments	7	3,800,000	6,000,000
Receivables	8	40,693	56,427
Prepaid expenses and deposits		85,064	21,399

Total current assets		5,163,100	6,403,943

Non-current assets
Equipment	9	132,012	28,341
Exploration and evaluation assets	10	22,572,952	20,617,754

Total non-current assets		22,704,964	20,646,095

Total assets		$27,868,064	$27,050,038

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	11, 13	$ 508,707	$297,344

SHAREHOLDERS’ EQUITY
Share capital — preferred	12	590,931	590,931
Share capital — common	12	44,217,064	42,677,187
Share-based payments reserve	12	5,459,962	5,199,706
Deficit		(22,908,600)	(21,715,130)

Total shareholders’ equity		27,359,357	26,752,694

Total liabilities and shareholders’ equity		$ 27,868,064	$ 27,050,038

APPROVED BY THE DIRECTORS:
		(signed)
(signed)	,Director	,Director

Keith Morrison		Edward D. Ford

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of		Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)
For the six months ended June 30, 2015
			Three Months Ended	Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2015	2014	2015	2014
Expenses
Amortization	9	$19,131	$2,327	$33,991	$4,629
Consulting	13	65,729	35,945	142,613	79,497
Filing fees		6,142	45,023	12,682	47,528
Investor relations		28,613	81,120	94,840	156,169
General and administrative	13	31,516	19,428	93,400	38,024
Management fees	13	114,250	172,000	228,500	204,000
Professional fees		78,920	25,303	86,444	27,864
Property investigation and Port development		27,856	—	28,217	—
Salaries and benefits	13	54,018	37,880	107,823	79,574
Share-based payments	12, 13	7,965	—	262,756	—
Travel and accommodation		41,722	22,783	104,623	33,894

Loss before other items		(475,863)	(441,809)	(1,195,890)	(671,179)
Other items:
Interest income		11,932	18,954	27,029	36,584
Foreign exchange loss		(21,533)	(129,489)	(24,610)	(133,373)

Net loss and comprehensive loss for the period		$(485,464)	$(552,345)	$(1,193,470)	$(767,969)

Loss per common share -		$(0.00)	$(0.00)	$(0.01)	$(0.01)
basic and diluted

Weighted average number of common shares outstanding
- basic and diluted		173,859,265	150,959,949	172,577,183	145,835,740

The accompanying notes are an integral part of these financial statements.NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Changes In Shareholder's Equity
(Expressed in Canadian Dollars - unaudited)
For the six months ended June 30, 2015
					Share-based
	Notes	Number of shares	Share capital	Preferred Stock	payments reserve	Deficit	Total

Balance at December 31, 2013		140,576,584	$33,026,511	$604,724	$3,022,767	$(17,974,123)	$18,679,879
Net and comprehensive loss		—	—	—	—	(767,969)	(767,969)
Share capital issued private placement		28,424,152	9,379,970	—	—	—	9,379,970
Shares issued for finders fee		50,000	16,500	—	—	—	16,500
Stock options exercised	12	500,000	182,289		(89,289)		93,000
Warrants exercised	12	294,117	61,765	—	—	—	61,765
Share issue costs		—	(16,500)	—	—	—	(16,500)

Balance at June 30, 2014		169,844,853	42,650,535	604,724	2,933,478	(18,742,092)	27,446,644
Net and comprehensive loss		—	—	—	—	(2,973,038)	(2,973,038)
Preferred shares converted	12	15,326	13,793	(13,793)	—	—	—
Stock options issued		—	—	—	2,283,775		2,283,775
Stock options exercised	12	104,500	33,222	—	(17,547)	—	15,675
Share issue costs		—	(20,363)	—	—	—	(20,363)

Balance at December 31, 2014		169,964,679	42,677,187	590,931	5,199,706	(21,715,130)	26,752,694
Net and comprehensive loss		—	—	—	—	(1,193,470)	(1,193,470)
Stock options issued		—	—	—	262,756		262,756
Stock options exercised	12	50,000	7,500	—	(2,500)	—	5,000
Warrants exercised	12	7,461,748	1,566,967	—	—	—	1,566,967
Share issue costs		—	(34,590)	—	—	—	(34,590)

Balance at June 30, 2015		177,476,427	$44,217,064	$590,931	$5,459,962	$(22,908,600)	$27,359,357

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Cash Flows
(Expressed in Canadian Dollars - unaudited)
For the six months ended June 30, 2015
	Three Months Ended			Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
OPERATING ACTIVITIES
Loss for the period	$(485,464)	$(552,345)	$(1,193,470)	$(767,969)
Items not affecting cash
Amortization	19,131	2,327	33,991	4,629
Share-based payments	7,965	—	262,756	—
Interest Income	(1,749)	(18,954)	(16,846)	(36,584)

	(460,117)	(568,971)	(913,569)	(799,924)
Changes in non-cash working capital items:
Receivables	(3,913)	(62,952)	(22,561)	(61,528)
Prepaid expenses	(37,989)	3,403	(63,665)	(168,009)
Trade payables and accrued liabilities	353,636	630,973	263,495	758,930
Other:
Interest received	51,556	40,389	55,140	45,074
Due to related parties	561	32,961	(52,130)	106,149

Cash used in operating activities	(96,266)	75,803	(733,290)	(119,307)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(1,634,633)	(2,921,671)	(1,955,198)	(3,278,440)
Short-term investments	1,700,000	—	2,200,000	1,000,000
Purchase of equipment	(44,708)		(137,662)	—

Cash used in investing activities	20,659	(2,921,671)	107,140	(2,278,440)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	—	77,999	—	92,999
Cash from financing activities	—	—	—	9,379,970
Costs of issue of shares	- 34,590	—	(34,590)	—
Proceeds from exercise of warrants	949,320	61,765	1,566,967	61,765
Proceeds from exercise of options	—	9,379,970	5,000	—

Cash provided by financing activities	914,730	9,519,734	1,537,377	9,534,734

Change in cash during the period	839,123	6,673,865	911,227	7,136,986
Cash at beginning of period	398,219	742,040	326,117	278,919

Cash at end of period	$1,237,343	$7,415,906	$1,237,343	$7,415,906

Supplemental cash flow information — (Note 14)

The accompanying notes are an integral part of these financial statements.1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office, principal address and records office of the Company are located at Suite 500 – 200 West Esplanade, North Vancouver, British Columbia, Canada, and V7M.1A4 The Company’s common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Canada and Greenland. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These condensed financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed financial statements were approved by the board of directors on August 25, 2015.

Statement of compliance with International Financial Reporting Standards

The condensed financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) applicable to the preparation of these financial statements.

Basis of preparation
These condensed financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars, unless otherwise noted, which is the Company’s functional currency.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Foreign currency translation
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation assets

Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are initially capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are generally recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts, events and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company may occasionally enter into farm-out arrangements, whereby it will transfer part of an interest, as consideration, for an agreement by the farmee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for in profit.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss/income.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The costs of restoration projects included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Impairment of assets
Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets, are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs and for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent the loss reverses gains previously recognized in other comprehensive loss/income.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Financial instruments (cont’d)

The Company has classified cash, short-term investments and receivables as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

The Company has classified its trade payable as other financial liabilities. Subsequent to initial recognition, trade payable are measured at amortized cost using the effective interest rate method.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period and does not include outstanding options and warrants. Dilutive loss per common share is not presented differently from basic loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Income taxes
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it arises in a business combination, or from items recognized directly in equity or other comprehensive loss/income.

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is provided using the asset and liability method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Share-based payments
Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is recognized over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these non-vesting and market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also recognized over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received. Amounts related to the issuance of shares are recorded as a reduction of share capital.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Share-based payments (cont’d)
When the value of goods and services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in share-based payments reserve, until exercised. Upon exercise shares are issued from treasury and the amount reflected in share-based payments reserve is credited to share capital along with any consideration paid.

Share capital
The Company’s common shares, preferred shares, share warrants and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Proceeds received on the issuance of units, consisting of common shares and warrants are allocated to share capital.

Equipment
Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate applicable to each category of equipment is as follows:

Equipment	Depreciation rate
Exploration equipment Computer software Computer equipment	20% 50% 30%

3.	ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The Company has not early adopted the following new standard and is currently assessing the impact that it will have on its future financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

New standard IFRS 9 “Financial Instruments”
This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

4.	USE OF ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The preparation of the financial statements also requires management to exercise judgment in the process of applying the accounting policies.

On an on-going basis, management evaluates its judgements and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the circumstances, as the basis for its judgments and estimates. Revisions to accounting estimates are recognised prospectively from the period in which the estimates are revised. Actual outcomes may differ from those estimates.

Critical Accounting Estimate

The following is the key estimate and assumption uncertainty that has a significant risk of resulting in a material adjustment within the next financial year.

Share-based payment transactions
The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining an appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 12.

4.	USE OF ESTIMATES AND JUDGEMENTS (cont’d)

Critical Judgments Used in Applying Accounting Policies

Restoration provisions

Management’s best estimates regarding the restoration provisions are based on the current economic environment. Changes in estimates of contamination, restoration standards and restoration activities result in changes to provisions from period to period. Actual restoration provisions will ultimately depend on future market prices for future restoration obligations. Management has determined that the Company does not have any significant restoration obligations as at June 30, 2015.

Going concern
Financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or to cease trading, or has no realistic alternative to do so. Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed.

Exploration and evaluation expenditures
The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances.

Management is required to assess impairment in respect of exploration and evaluation assets. The triggering events for exploration and evaluation asset impairment are defined in IFRS 6 Exploration and Evaluation of Mineral Resources and are as follows:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period the new information becomes available.

Income taxes
The Company recognizes deferred tax assets relating to tax losses carried forward to the extent that it is probable that future taxable profits will be available against which they can be utilized.

5.	CAPITAL MANAGEMENT

The Company manages its capital structure, which consists of share and working capital, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and nature of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2015. The Company is not exposed to externally imposed capital requirements.

6.	FINANCIAL INSTRUMENT AND RISK MANAGEMENT

All financial instruments are measured in the statement of financial position at amortized cost. The carrying amount of the Company’s financial instruments approximate their fair value due to the short term maturity of these instruments.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

Credit risk is the risk of a loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash, short-term investments and receivables. Cash and short-term investments are held with one reputable Canadian chartered bank and are closely monitored by management. Financial instruments included in receivables consist primarily of GST recoverable from the Canadian government and interest earned on investments. Management believes that the credit risk concentration with respect to financial instruments included in cash, short-term investments and receivables is minimal.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2015, the Company held cash of $1,237,343 (December 31, 2014 — $326,117), and short-term investments of $3,800,000 (December 31, 2014 — $6,000,000) and had current liabilities of $508,708 (December 31, 2014 — $297,344). All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

c)	Market Risk

i) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company had cash balances and short-term investments, and no interest bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit worthiness of its banks. Interest rate risk is minimal.

6.	FINANCIAL INSTRUMENT AND RISK MANAGEMENT (cont’d)

ii) Foreign Currency Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish Krones. Consequently, the Company is exposed to foreign currency risk.

The Company’s Canadian dollar equivalent of financial assets and liabilities that are denominated in Danish Krones consist of accounts payable of $334,752 (December 31, 2014 — $Nil).

iii) Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

7.	SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The counter-party is a Canadian financial institution. At June 30, 2015, the instrument was yielding an annual interest rate of 1.05% (2014 – 1.20%). The fair market value of the Company’s short-term investment approximates its carrying value at the balance sheet dates.

8.	RECEIVABLES

	June 30,	December 31,
	2015	2014
Sales taxes receivable	$38,944	$16,383
Interest receivable	1,749	40,044
	$40,693	$56,427

9.	EQUIPMENT

	Exploration Equipment	Computer Equipment	Computer Software	Total
Cost:
At December 31, 2014	$46,674	$—	$5,360	$52,034
Additions	—	7,141	130,522	137,662

At June 30, 2015	$46,674	$7,141	$135,882	$189,696

Amortization:
At December 31, 2014	$18,333	$—	$5,360	$23,693
Charge for the period	4,629	2,512	26,850	33,991

At June 30, 2015	$22,962	$2,512	$32,210	$57,684

Net book value:
At June 30, 2015	$23,712	$4,629	$103,671	$132,012

	Exploration
	Equipment	Computer Software	Total
Cost:
At December 31, 2013	$46,674	$5,360	$52,034
Additions	—	—	—

At December 31, 2014	$46,674	$5,360	$52,034

Amortization:
At December 31, 2013	$8,998	$5,360	$14,358
Charge for the year	9,335	—	9,335

At December 31, 2014	$18,333	$5,360	$23,693

Net book value:
At December 31, 2014	$28,341	$-	$28,341

10.	EXPLORATION AND EVALUATION ASSETS

	Canada		Greenland
	Post Creek Property	Halcyon Property	Maniitsoq Property	Total
Mineral Properties Acquisition
Balance, December 31, 2014	$238,000	$179,000	$11,497	$428,497

Acquisition costs — cash	15,000	15,000	—	30,000
Acquisition costs — Shares	—	—	—	—
Impairment	—	—	—	—

Balance, June 30, 2015	253,000	194,000	11,497	458,497

Expenditures (recoveries)
Balance, December 31, 2014	976,009	118,233	19,095,015	20,189,257
Administration	—	—	205,398	205,398
Assay and sampling (recovery)	—	—	11,354	11,354
Claim fees/ Assessment fees	—	—	1,135	1,135
Consulting services	461	—	479,074	479,535
Equipment and supplies	—	10,334	37,486	47,820
Equipment rental	—	—	4,958	4,958
Environment, Health & Safety	—	—	4,300	4,300
Geophysics	—	—	287,837	287,837
Camp costs	—	—	311,083	311,083
Charter aircraft	—	—	404,493	404,493
Shipping and printing costs	—	—	29,284	29,284
Survey costs	—	—	33,659	33,659
Storage	—	—	3,179	3,179
Travel and accomodation	—	—	101,163	101,163
Impairments	—	—	—	—

	461	10,334	1,914,404	1,925,199

Balance, June 30, 2015	976,470	128,567	21,009,420	22,114,456

Total, Balance June 30, 2015	$1,229,470	$322,567	$21,020,916	$22,572,952

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

10.	EXPLORATION AND EVALUATION ASSETS (cont’d)
Post Creek

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario, and paid a non-refundable deposit of $7,500.

On April 5, 2010 the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property. On March 12, 2013 the Post Creek Property Agreement was amended. In order to acquire 100%

interest in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the amended consideration, which has been met, cash payments totalling $137,500 and the issuance of 1,000,000 common shares. Further, commencing the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

During the six months ended June 30, 2015, the Company incurred exploration expenditures totalling $461 (June 30, 2014 — $960) on the Post Creek Property.

Halcyon
On April 5, 2010 the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013 the Halcyon Property Agreement was amended. In order to acquire 100% working interests in the property, subject to certain NSR and advance royalty payments the Company agreed to the amended consideration, which has been met, cash payments totalling $120,000 and the issuance of 700,000 common shares. Further, commencing August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

During the six months ended June 30, 2015, the Company incurred $10,334 (June 30, 2014 - $10,294) in exploration expenditures on the Halcyon Property.

Maniitsoq
Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made.

The Company completed the first, second, third and fourth year exploration requirements, of a minimum of DKK 67,207,190 (approximately CDN $12,962,900), during the year ended December 31, 2011, 2012, 2013 and 2014 by incurring $17,575,843 on the Sulussugut License.

During the years ended December 31, 2011, 2012 and 2013, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 28,680,741 (approximately CDN $5,406,000), and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Sulussugut License in years 2014 and 2015.

Under the terms of the Sulussugut License the Company is obligated to reduce the area of the license by at least 30%, which was accomplished by the Company reducing the area by 1,505 square kilometres by December

10.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Maniitsoq (cont’d)

31, 2013. This amended the minimum required eligible exploration expenditure in 2013 to be DKK 26,197,760 (approximately CDN $4,807,000).

In 2014 the Company reduced the Sulussugut License from 3366 square kilometres to 2689 square kilometres with an exploration commitment of DKK 21,368,070 (approximately CDN $4,205,000). The Company completed approved expenditures for 2014 of DKK 55,509,353 (approximately CDN $7,715,000). With a credit from 2013 of DKK 28,680,741 (approximately CDN $5,406,000) and commitment of DKK 21,368,070 leaves the Company with excess credits of DKK 62,822,024 (approximately CDN $8,916,000).

The required minimum exploration expenditures on the Sulussugut License for year 5, ending December 31, 2015 is based on an annual approximation of DKK 21,668,160 (approximately CDN $4,084,000). This assumes that the Sulussugut License area will not be reduced in 2015.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

During the years ended December 31, 2012 and 2013, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 4,911,459 (approximately CDN $962,663), and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Ininngui License in years 2015 DKK 1,945,569 and 2016 DKK 2,965,890.

On September 28, 2013 the Ininngui license was enlarged to 265 square kilometers at the Company’s request. The required minimum eligible exploration expenses for year 2 on the Ininngui License was DKK 565,950 (approximately CDN $104,000). The license area was unchanged during 2014 and the exploration commitment was DKK 2,388,150 (approximately CDN $470,000).

In 2014 the Company had approved expenditures of DKK 5,470,428 which is made up of exploration expenditures of DKK 3,646,952 (approximately CDN $507,000) and a general supplement of DKK 1,823,476. The exploration obligation for 2014 was DKK 2,388,150 (approximately CDN $470,000). The Company carried credits from 2012 of DKK 1,945,569 and 2013 of DKK 2,965,890 with a credit balance of DKK 7,993,737 (approximately CDN $1,507,000) at the end of 2014.

The required minimum exploration expenditures on the Ininngui License for years 4-5, ending December 31, 2016 have not yet been determined, but are based on an annual approximation of DKK 2,388,150 (approximately CDN $470,000).

For both licenses, future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum exploration expenditures on either license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2014, the Company has not used the procedure for either license.

10.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Maniitsoq (cont’d)

After year 5, the Company may apply for an additional 5 years for either license. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum exploration costs for such years, which are yet to be determined.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

As of June 30, 2015, the Company has spent $19,389,573 on exploration costs for the Sulussugut License (December 31, 2014 $17,575,845) and the Company has spent $1,590,023 on exploration costs for the Ininngui License (December 31, 2014 $1,519,170).

The property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

11. TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30,	December 31,
	2015	2014
Trade payables	$492,712	$60,217
Amounts due to related parties (Note 13)	15,747	216,877
Accrued liabilities (Note 13)	249	20,249

	$508,709	$297,343

12. SHARE CAPITAL

a)	The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b) Common shares issued and outstanding

Six month period ended June 30, 2015:

The Company issued 50,000 common shares for a stock option exercise at $0.10 per share for proceeds of $5,000. The Company reallocated $2,500 from share-based payment reserve to share capital upon exercise.

The Company issued 7,461,748 common shares for warrant exercises at $0.21 per share for proceeds of $1,566,967.

12. SHARE CAPITAL (cont’d)

c) Preferred shares issued and outstanding

At June 30, 2015, there are 590,931 (December 31, 2014 – 590,931) series 1 preferred shares outstanding. In July 2014, 13,794 preferred shares were converted into 15,326 common shares and the par value of $13,794 was transferred to share capital.

The rights and restrictions of the preferred shares are as follows:
i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

d)	Warrants

A continuity schedule of outstanding common share purchase warrants at June 30, 2015 is as follows:

	June 30, 2015			December 31, 2014
		Weighted Average			Weighted Average
	Number Outstanding	Exercise Price		Number Outstanding	Exercise Price
Outstanding, beginning of		$			$
year	25,137,030		0.46	25,431,147		0.46
Granted	—		—	—		—
Cancelled/ Expired	(4,715,282)		0.21	—		—
Exercised	(7,461,748)		0.21	(294,117)		0.21

		$			$
Outstanding, end of period	12,960,000		0.71	25,137,030		0.46

At June 30, 2015, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
3,460,000	August 30, 2016	$1.00	1.17
4,750,000	August 30, 2016	$0.50	1.17
4,750,000	August 30, 2016	$0.70	1.17
12,960,000			1.17

12. SHARE CAPITAL (cont’d)

e) Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

The changes in stock options during the six months ended June 30, 2015 are as follows:

	June 30, 2015			December 31, 2014
		Weighted Average			Weighted Average
	Number Outstanding	Exercise Price		Number Outstanding	Exercise Price
Outstanding, beginning of		$			$
year	12,548,000		0.30	8,087,500		0.17
Granted	900,000		0.275	5,120,000		0.49
Cancelled/ Expired	(125,000)		0.24	(55,000)		0.62
Exercised	(50,000)		0.10	(604,500)		0.18

		$			$
Outstanding, end of period	13,273,000		0.30	12,548,000		0.30

During the six months ended June 30, 2015, the Company granted 900,000 incentive stock options to employees with a maximum term of 5 years and had some stock options vest. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The granting of these options resulted in a stock-based compensation expense of $238,194 and the options that vested reported a stock-based compensation expense of $24,562.

The fair value of stock options granted during the six months ended June 30, 2015 was calculated using the Black-Scholes options pricing model with the following weighted-average assumptions:

	June 30, 2015	December 31, 2014
Expected dividend yield	0%	0%
Expected share price volatility	169.93%	168.57% — 170.23%
Risk-free interest rate	1.54%	1.54% — 1.67%
Expected life of options	5 years	5 years

Details of options outstanding as at June 30, 2015 are as follows:

12. SHARE CAPITAL (cont’d)

e) Stock options (cont’d)

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
2,778,00 0	2,778,000	August 27, 2015	$0.10	0.16
140, 000	140,000	November 25, 2015	$0.10	0.41
200, 000	200,000	December 8, 2015	$0.10	0.44
150, 000	150,000	May 24, 2016	$0.20	0.90
250, 000	250,000	June 29, 2016	$0.20	1.00
1,250,00 0	1,250,000	September 6, 2016	$0.25	1.19
100, 000	100,000	November 24, 2016	$0.15	1.41
1,740,00 0	1,740,000	August 13, 2017	$0.24	2.12
150, 000	150,000	January 15, 2018	$0.15	2.55
200, 000	200,000	April 22, 2018	$0.15	2.81
150, 000	150,000	July 29, 2018	$0.20	3.08
200, 000	200,000	September 30, 2018	$0.37	3.25
3,270,00 0	3,270,000	July 9, 2019	$0.62	4.03
145, 000	145,000	July 9, 2019	$0.62	4.03
200, 000	150,000	August 27, 2019	$0.32	4.16
100, 000	100,000	September 26, 2019	$0.26	4.24
350, 000	350,000	November 5, 2019	$0.21	4.35
1,000,00 0	1,000,000	December 19, 2019	$0.21	4.47
500, 000	500,000	February 3, 2020	$0.275	4.60
250, 000	250,000	February 4, 2020	$0.275	4.60
150, 000	150,000	February 5, 2020	$0.275	4.61
13,273,00 0	13,223,000			2.21

f) Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit.

13. RELATED PARTY TRANSACTIONS

Related party balances — The following amounts due to related parties are included in trade payables and accrued liabilities (Note 11):

	June 30,	December 31,
	2015	2014
Directors and officers of the Company	$9,968	$149,000
Companies controlled by directors of the Company	—	67,877

	$
	9,968	$216,877

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions –

During the six months ended June 30, 2015, the Company recorded $18,328 (June 30, 2014 - $5,400) in rent and utilities expense to VMS Ventures Inc. a company that is a significant shareholder and related through common directors, which is included in general and administrative expense.

Related party transactions — Key management personnel compensation:

	June 30,	June 30,
	2015	2014
		$
Geological consulting fees — expensed	$63,740		45,960
Geological consulting fees - capitalized	141,185		27,389
Management fees — expensed	228,500		208,000
Salaries — expensed	34,500		34,500
Stock-based compensation	3,121		—

	$471,047	$
			315,849

14.	NON-CASH TRANSACTIONS

The Company did not incur any non-cash financing and investing activities during the six months ended June 30, 2015 and during the six months ended June 30, 2014 the Company issued 50,000 common shares at $0.33 per share for a value of $16,500 for a finder’s fee on the private placement.

15.	COMMITMENTS
Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Management fees: Effective June 2014 the Company had changes to management and the fees for interim CEO were $6,000 per month and effective December 2014 a permanent CEO was in place for a fee of $27,083 per month until settlement of restricted share units are issued at which time the monthly fee will be $20,833.

ii)	COO fees: $10,000 per month, as amended effective January 1, 2015

15. COMMITMENTS (cont’d)

iii)	Effective July 2014, four independent directors will collect a monthly stipend of $2,000 each and effective November 2014 a chairman of the board will collect a monthly stipend of $3,000.

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

16. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (Note 10). The Company’s geographic segments are as follows:

June 30, 2015		December 31, 2014

Equipment
Greenland	$26,039	$28,341

Exploration and evaluation assets
Canada	$1,552,037	$1,511,242
Greenland	21,020,916	19,106,512

	$22,572,952	$20,617,754

17. SUBSEQUENT EVENTS

On July 6, 2015, the Company closed the first tranche of the private placement issuing 29,054,079 common shares at $0.22 per common share for gross funds of $6,391,897. The Company paid $132,666 in finders fees and legal fees related to the private placement.